UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                             (Amendment No.______)*

                          Cross Timbers Royalty Trust
                          ---------------------------
                               (Name of Issuer)

                                 Common Stock
                                 ------------
                         (Title of Class of Securities)

                                  22757R109
                                  ---------
                                (CUSIP Number)

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statment on file beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)
(See Rule 13d-7)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  22757R109                 13G

 1  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Haven Capital Management, Inc.      11-261-5870

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) [ ]
                                                                         (b) [ ]
    Not Applicable


 3  SEC USE ONLY

 4  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

               5  SOLE VOTING POWER
                    Not Applicable
  NUMBER OF
    SHARES     6  SHARED VOTING POWER
 BENEFICIALLY       Not Applicable
   OWNED BY
     EACH      7  SOLE DISPOSITIVE POWER
  REPORTING         323,990 held in clients' accounts
    PERSON
     WITH      8  SHARED DISPOSITIVE POWER
                    Not Applicable

 9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      323,990 held in clients' accounts

 10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
    SHARES*
      Not Applicable

 11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
      5.3998%

 12 TYPE OF REPORTING PERSON*
      CO, IA

                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No.  22757R109                 13G

 1  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Haven Capital Management, Inc.
      Profit Sharing Plan Trust        11-2615870-002

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) [ ]
                                                                         (b) [ ]
    Not Applicable

 3  SEC USE ONLY

 4  CITIZENSHIP OR PLACE OF ORGANIZATION
      New York

               5  SOLE VOTING POWER
                    4,000
  NUMBER OF
    SHARES     6  SHARED VOTING POWER
 BENEFICIALLY       Not Applicable
   OWNED BY
     EACH      7  SOLE DISPOSITIVE POWER
  REPORTING         4,000
    PERSON
     WITH      8  SHARED DISPOSITIVE POWER
                    Not Applicable

 9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      4,000

 10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
    SHARES*
      Not Applicable

 11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
      0.07%

 12 TYPE OF REPORTING PERSON*
      EP

Haven Capital Management, Inc.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 1998
-----------------
Date


/s/Stephen Ely, Managing Director